AB
3/19

14048568

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46379

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1st BCCW Capital Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

116 B South River Road
(No. and Street)

Bedford	NH	03110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Clarke, Jr. — 603-668-4353
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCafferty and Company, PC
(Name – *if individual, state last, first, middle name*)

71 Spit Brook Road	Nashua	NH	03060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SP 3/24/14

OATH OR AFFIRMATION

I, John J. Clarke, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1st BCCW Capital Corp, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1ST BCCW CAPITAL CORP
FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

McCafferty & Company, P.C.
Certified Public Accountants

TABLE OF CONTENTS

PAGE

INDEPENDENT AUDITORS' REPORT 1

STATEMENT OF FINANCIAL CONDITION 2

STATEMENT OF INCOME 3

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY 4

STATEMENT OF CASH FLOWS 5

NOTES TO FINANCIAL STATEMENTS 6-7

SUPPLEMENTAL INFORMATION

COMPUTATION OF AGGREGATE INDEBTEDNESS 8

INFORMATION RELATING TO POSSESSION OR CONTROL 9

SCHEDULE OF SEGREGATION REQUIREMENTS 10

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS 11

AUDITOR'S REPORT ON INTERNAL CONTROL 12-13

BLANK PAGE (INTENTIONAL) 14

McCafferty & Company, P.C.

Certified Public Accountants
Registered Investment Advisors

President
Edward McCafferty

Treasurer
Stephen Bahsler

Vice President
Stanley Maksalla

Tax Manager
Donna Brazauskas

Independent Auditors' Report

To the Board of Directors
1st BCCW Capital Corp
Bedford, NH03110

Report on the Financial Statements

We have audited the accompanying statement of financial position of the 1st BCCW Capital Corp. as of December 31, 2013 and 2012 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements.

Managements Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making these risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of the significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

70 Wells Avenue, Newton, MA 02459 Tel: 617-964-3232 Fax: 617-964-3235
Email: Ted@mccaffertycpa.com Donnab@mccaffertycpa.com

71 Spit Brook Road, Nashua, NH 03060 Tel: 603-888-6618 Fax: 603-888-2227
Email: Sbahsler@mccaffertycpa.com Smaksalla@mccaffertycpa.com

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of 1st BCCW Capital Corp. as of December 31, 2013 and 2012 and the results of their operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements. The Computation of Aggregate Indebtedness and Net Capital, Information Relating to Possession or Control, Schedule of Segregation Requirements and, Computation for Determination of Reserve Requirements and Independent Auditors Report on Internal Control Structure required by the U.S. Securities and Exchange Commission (SEC) Rule 17a-5, presented in Supplementary Financial information is not a required part of the financial statements in accordance with accounting principles generally accepted in the United States of America. The Company is subject to reporting requirements as a Broker-Dealer with the (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA) and these schedules are provided to comply with reporting requirements prescribed by the SEC and FINRA. Information presented has been subjected to auditing standards described above as well as those of the Public Company Accounting Oversight Board (United States). We are not aware of any material modifications that should be made to the items presented.

McCafferty and Company, P.C.

McCafferty and Company, P.C.
Certified Public Accountants

February 05, 2014

1ST BCCW CAPITAL CORP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

ASSETS

	2013	2012
Cash	$ 9,395	$ 7,973
Prepaid Expenses	3,030	3,608
Total Assets	$ 12,425	$ 11,581

LIABILITIES AND STOCKHOLDERS' EQUITY

	2013	2012
Liabilities:		
Accounts Payable	$ -	$ -
Total Liabilities	-	-
Stockholders' Equity:		
Common Stock ($1.00 par value, 10 shares authorized, issued and outstanding)	$ 10	$ 10
Additional Paid-in Capital	93,236	93,236
Accumulated Deficit	(80,821)	(81,665)
Total Stockholders' Equity	12,425	11,581
Total Liabilities and Stockholders' Equity	$ 12,425	$ 11,581

See Auditors Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements

McCafferty & Company, P.C.
Certified Public Accountants

1ST BCCW CAPITAL CORP
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Revenues:		
M & A Advisory Fees	$ 13,202	$ 168,621
Office Expense Reimbursements Received	19,687	14,225
Total Revenues	32,889	182,846
Expenses:		
Bank Charges	99	92
Fidelity Bond-Insurance	946	953
Office Expense Reimbursement-Paid	17,642	98,739
Professional Fees	5,925	4,200
Registered Representative Compensation	-	75,000
Regulatory Fees	6,016	4,052
Technology, Data and Communication Costs	1,420	1,433
Total Expenses	32,048	184,469
Other Income (Expense):		
Interest Income	3	8
Net Income / (Loss) Before Taxes	844	(1,615)
State Income Tax	-	-
Net Income / (Loss)	$ 844	$ (1,615)

See Auditors Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements

McCafferty & Company, P.C.
Certified Public Accountants

1ST BCCW CAPITAL CORP
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013 AND 2012

	Common Stock	Add'l Paid-In Capital	Accumulated Deficit	Total
Balance January 1, 2012	$ 10	$ 93,236	$ (80,050)	$ 13,196
Contributions to Capital	-	-	-	-
Net Income/(Loss) December 31, 2012	-	-	(1,615)	(1,615)
Balance December 31, 2012	$ 10	$ 93,236	$ (81,665)	$ 11,581
Contributions to Capital	-	-	-	-
Net Income / (Loss) December 31, 2013	-	-	844	-
Balance December 31, 2013	$ 10	$ 93,236	$ (80,821)	$ 12,425

See Auditors Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements

McCafferty & Company, P.C.
Certified Public Accountants

1ST BCCW CAPITAL CORP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash Flows from Operating Activities:		
Net Income (Loss)	$ 844	$ (1,615)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
(Increase) / Decrease in Accounts Receivable	-	-
(Increase) / Decrease in Prepaid Expenses	578	(562)
Net Increase (Decrease) in Cash Provided by Operating Activities	1,422	(2,177)
Cash Flows from Investing Activities:		
Partner Capital Contributions	-	-
Net Cash Flows from Investing Activities	-	-
Net Cash Flows from Financing Activities	-	-
Net Increase (Decrease) in Cash	1,422	(2,177)
Cash Balance - January 1	7,973	10,150
Cash Balance - December 31	$ 9,395	$ 7,973

Supplemental Disclosure of Cash Flow Information		
Cash Paid During the Year for:		
Taxes	$ -	$ -
Interest	$ -	$ -

For purposes of statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated in New Hampshire on June 30, 1993 to do business as a registered broker-dealer under the Securities and Exchange Act of 1934. The Company acts principally as a representative of business clients in the private placements of their securities arising from mergers, acquisitions, divestitures, recapitalizations, debts, mezzanine and equity financing.

Income Taxes

The Company is an S Corporation for federal income tax purposes. Consequently, income or loss flows directly to the shareholders, and income taxes are determined at the shareholder level. Tax returns for the years 2010-2012 are subject to review by taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized when the earnings process is complete and an exchange has taken place. The earnings process is deemed complete when contractual obligations have been met.

NOTE 2 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital as computed under Rule 15c3-l, was $9,395 and $7,973 at December 31, 2013 and 2012, respectively, which exceeds the required net capital amount of $5,000, by $4,395 and $2,973, at December 31, 2013 and 2012. The ratio of aggregate indebtedness at December 31, 2013 and 2012 was 0%.

NOTE 3 - RELATED PARTY TRANSACTIONS

A related entity, Baldwin & Clarke Corporate Finance, Inc. (BCCF) pays support expenses of the Company including rent and other overhead costs associated with the operation of the Company. Expenses attributable to the Company vary annually depending on the level and value of support provided. Expense reimbursements of $17,642 and $98,739 were paid in 2013 and 2012, respectively to BCCF.

NOTE 4 - COMMITMENTS, CONTINGENCIES AND GUARANTEES

At December 31, 2013 management of the Company was not aware of any commitments, contingencies or guarantees that might result in losses or future obligations.

NOTE 5 - DATE OF MANAGEMENT REVIEW

Management has evaluated subsequent events through February 5, 2014, the date on which the financial statements were available to be issued.

1ST BCCW CAPITAL CORP

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2013 AND 2012

McCafferty & Company, P.C.
Certified Public Accountants

SCHEDULE 1

1ST BCCW CAPITAL CORP

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15C3-1

DECEMBER 31, 2013 AND 2012

AGGREGATE INDEBTEDNESS:		2013	2012
Total Aggregate Indebtedness		-	-
NET CAPITAL			
Common Stock		$ 10	$ 10
Additional Paid-in Capital		93,236	93,236
Retained Earnings / (Deficit)		(80,821)	(81,665)
Total Stockholders' equity qualified for net capital		$ 12,425	$ 11,581
DEDUCTIONS AND/OR CHARGES			
Non-Allowable assets:	Accounts Receivable	-	-
Non-Allowable assets:	Prepaid Expenses	(3,030)	(3,608)
Net Capital, as defined		$ 9,395	$ 7,973
CAPITAL REQUIREMENTS		5,000	5,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 4,395	$ 2,973
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0%	0%

RECONCILIATION BETWEEN AUDITED AND UNAUDITED COMPUTATION OF NET CAPITAL:

There was no difference in net capital as reported by the Company in the Company's Part IIA (unaudited) FOCUS Reports at December 31, 2013 and 2012 respectively.

See Auditors Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements

McCafferty & Company, P.C.
Certified Public Accountants

SCHEDULE II

1ST BCCW CAPITAL CORP

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

DECEMBER 31, 2013 AND 2012

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

1ST BCCW CAPITAL CORP

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2013 AND 2012

The Company claims exemption from the segregation of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

1ST BCCW CAPITAL CORP

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER
RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2013 AND 2012

The Company is exempt from the reserve requirements of Rule 15c3-3, as it's transactions are limited such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable.

Members

American Institute Of
Certified Public Accountants

Massachusetts Society Of
Certified Public Accountants

New Hampshire Society of
Certified Public Accountants

McCafferty & Company, P.C.
Certified Public Accountants
Registered Investment Advisors

President
Edward McCafferty

Treasurer
Stephen Bahsler

Vice President
Stanley Maksalla

Tax Manager
Donna Brazauskas

Independent Auditor's Report on Internal Control Structure required by SEC Rule 17a-5

Board of Directors
1st BCCW Capital Corp

In planning and performing our audit of the financial statements and supplemental schedules of 1st BCCW Capital Corp, for the year ended December 31, 2013 and 2012, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because 1st BCCW Capital Corp does not carry securities accounts for customers or perform custodial functions relating the customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal reserve regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraphs.

70 Wells Avenue, Newton, MA 02459 Tel: 617-964-3232 Fax: 617-964-3235
Email: Ted@mccaffertycpa.com Donnab@mccaffertycpa.com

71 Spit Brook Road, Nashua, NH 03060 Tel: 603-888-6618 Fax: 603-888-2227
Email: Sbahsler@mccaffertycpa.com Smaksalla@mccaffertycpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control; that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2013 and 2012, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

McCafferty and Company, P.C.

McCafferty and Company, P.C.
Certified Public Accountants

February 05, 2014

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